Exhibit 99.2

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks	(Won)	27,973	(Won)	26,274
Interest on securities		1,350,319		1,127,393
Interest on loans		10,652,569		10,101,036
Other interest income		32,026		28,258

		12,062,887		11,282,961

Commission income		1,341,814		1,177,697

Other operating income:
Gain on disposal of trading securities		53,231		93,736
Gain on valuation of trading securities		6,922		—
Dividends on trading securities		2,858		4,869
Dividends on available-for-sale securities		4,634		3,281
Foreign exchange trading income		245,068		254,101
Fees and commissions from trust accounts		97,141		137,666
Gain on financial derivatives trading		4,419,007		3,652,414
Gain on valuation of financial derivatives		935,487		1,152,891
Gain on valuation of fair value hedged items		35,828		56,144
Other operating income		103,727		39,498

		5,903,903		5,394,600

Total operating revenues		19,308,604		17,855,258

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		3,433,480		3,209,746
Interest on borrowings		656,936		384,332
Interest on debentures		1,139,073		1,034,471
Other interest expenses		54,991		35,026

		5,284,480		4,663,575

Commission expenses		464,400		352,546

Other operating expenses:
Loss on disposal of trading securities		48,085		79,525
Loss on valuation of trading securities		—		14,550
Provision for possible loan losses		1,009,498		1,053,088
Provision for acceptances and guarantees losses		8,931		9,008
Foreign exchange trading losses		295,881		237,323
Loss on financial derivatives trading		4,080,808		3,575,745
Loss on valuation of financial derivatives		1,015,821		1,097,056
Loss on valuation of fair value hedged items		31,517		1,336
Other operating expenses		785,354		779,922

		7,275,895		6,847,553

General and administrative expenses		3,212,114		2,975,762

Total operating expenses		16,236,889		14,839,436

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

	Korean Won
	2006		2005
	(In millions except per share amounts)
OPERATING INCOME	(Won)	3,071,715	(Won)	3,015,822
NON-OPERATING INCOME		689,085		734,695
NON-OPERATING EXPENSES		336,714		522,264

ORDINARY INCOME		3,424,086		3,228,253
EXTRA ORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		3,424,086		3,228,253
INCOME TAX EXPENSE		951,975		976,035

NET INCOME	(Won)	2,472,111	(Won)	2,252,218

ORDINARY INCOME PER SHARE (In currency units)	(Won)	7,349	(Won)	6,977

NET INCOME PER SHARE (In currency units)	(Won)	7,349	(Won)	6,977

DILUTED ORDINARY INCOME PER SHARE (In currency units)	(Won)	7,349	(Won)	6,973

DILUTED NET INCOME PER SHARE (In currency units)	(Won)	7,349	(Won)	6,973